Exhibit 99.1

Zepp Health Corporation Reports Second Quarter of 2026 Unaudited Financial Results

MILPITAS, Calif., September 1, 2026 /PRNewswire/ -- Zepp Health Corporation (NYSE: ZEPP) (“Zepp”, the “Company” or “we”) today announced its unaudited financial results for the second quarter of 2026.

Second Quarter of 2026 Financial and Operating Highlights:

•	Revenue reached US$63.5 million, representing year-over-year growth of 6.9%.
•	Gross margin was 37.4%, an increase of 1.2 percentage points from the second quarter of 2025. The improvement was primarily driven by a more favorable product mix and growing contribution from higher-value products, partially offset by higher memory and other component costs.
•	Net loss attributable to Zepp was US$11.3 million, compared with US$7.7 million in the same period of 2025. The benefits of higher revenue and improved gross margin were offset by foreign-exchange headwinds and increased investment in research and development, marketing and brand building.
•	As of June 30, 2026, cash and cash equivalents and restricted cash totaled US$106.3 million, compared with US$95.3 million a year earlier and US$103.2 million as of March 31, 2026, primarily reflecting improved working-capital management.
•	During the quarter, the Company launched new products or expanded its portfolio across multiple major product families, including professional running, Hybrid Training, entry-level smartwatches and screen-free fitness and health wearables.

Management Comments:

Wayne Huang, Chairman and Chief Executive Officer of Zepp Health, commented, "Our growth in the second quarter was measured rather than explosive. More importantly, the quality of our growth and the structure of our product portfolio continued to improve. Even before several new products had completed their production ramp and channel deployment, and despite supply continuing to constrain certain high-demand areas, we returned to year-over-year revenue growth and improved gross margin by 1.2 percentage points.

Several product families provide clear evidence of this structural progress. At U.S. suggested retail prices, T-Rex 3 Pro and T-Rex Ultra 2 are priced at approximately US$399 and US$549, respectively. Across global activations, these higher-end models continued to represent approximately 50% of the T-Rex family, demonstrating sustained consumer acceptance of our higher-end products and price ladder.

Active series has established a US$169 price tier that did not exist in the comparable period last year. This tier increased from approximately 22% of global Active family activations in the first quarter to approximately 40% in the second quarter, and reached approximately 57% through August 25, 2026. After Bip supply recovered, global monthly activations of the Active family remained broadly comparable with those of Bip in both July and August to date. This underscores that we have established meaningful scale in the US$100 to US$200 price band.

Balance is beginning to demonstrate how our long-term investment in Hybrid Training can translate into higher-value product demand. Compared with Balance 2 at a U.S. suggested retail price of US$299, the new Balance generation extends from US$369 to US$599. Despite this meaningful increase in price, total global Balance family (Balance 2 and 3 series) activations in July increased by more than one-third from the monthly average in the second quarter, while activations of earlier-generation products remained relatively stable. The new generation is therefore adding to the family rather than simply replacing earlier products. Balance remains at an early stage of growth and has not yet reached the scale we believe the family can ultimately achieve.

These positive indicators have not yet translated into their full revenue potential. T-Rex currently represents a story of sustained higher-end mix rather than rapid unit growth. Balance has only begun to establish growth momentum. Bip and Helio Strap were constrained by supply during the second quarter, while Cheetah and Helio Strap Pro remain at earlier stages of professional credibility and market development. The financial contribution of these product families is therefore developing at different speeds.

Bip supply has now recovered. Seventeen months after its launch, demand for Bip 6 remains very strong following the restoration of supply, while Bip Max has established a meaningful higher price tier within the family. Supported by sustained consumer demand, a more complete product structure, and the continued software evolution enabled by our in-house processor platform and Zepp OS, we are announcing today that we will increase prices across the entire Bip family beginning in January 2027. Our objective is to improve pricing discipline and unit economics while preserving a compelling consumer value proposition over a longer product lifecycle.

Demand for Helio Strap also exceeded available supply during the second quarter. We expect supply to recover partially during the third quarter and to be fully restored during the fourth quarter. As availability improves, we expect Helio Strap to make a more meaningful contribution to our screen-free fitness, training and recovery ecosystem."

Leon Deng, Chief Financial Officer of Zepp Health, commented, "The year-over-year improvement in gross margin, despite higher memory and other component costs, demonstrates that the shift in our product mix is beginning to yield tangible financial benefits. At the same time, foreign-exchange headwinds and continued investment in research and development, marketing and brand building affected profitability during the second quarter.

We will remain disciplined in managing our expenses and cash, while working to expand the contribution of higher-value products, restore supply where demand remains strong, and progressively convert product-mix improvements into stronger revenue growth, healthier unit economics and operating leverage. With our cash and cash equivalents and restricted cash balance of US$106.3 million at the end of the quarter, we are well positioned to continue executing our long-term product and brand strategy."

Third Quarter of 2026 Outlook:

Based on the information currently available, management expects third-quarter 2026 net revenues to be between US$68.0 million and US$73.0 million. In the third quarter of 2025, revenue increased 78.5% year over year to US$75.8 million, creating a high comparison base.

Product mix and consumer demand continued to improve during July and August. However, normal production ramp, supply-recovery and channel-deployment cycles mean that these developments will not be fully reflected in reported revenue immediately. The Company's third-quarter guidance incorporates this timing.

Second Quarter of 2026 Financial Results

Revenues

Revenues for the second quarter of 2026 reached US$63.5 million, an increase by 6.9% from the second quarter of 2025. The year-over-year sales increase was mainly driven by new product launches in the first half of 2026, including the Active 3 Premium, Active Max, and Cheetah models, while second-quarter sales were partially impacted by the new product launch timings and supply availability of the Balance 3 series.

Gross Margin

Gross margin in the second quarter of 2026 was 37.4%, an increase from 36.2% in the same period of 2025. During the quarter, margin performance faced several headwinds, including rising memory costs and RMB appreciation. On a year-over-year basis, margin expansion was primarily driven by an improved product mix from new product launches, though this was partially offset by higher memory component prices. Gross margin moderated from 37.7% in the first quarter of 2026, as mix benefits from new products were largely offset by increased memory costs, while supply constraints further constrained margin accretion.

Research and Development Expenses

Research and development expenses in the second quarter of 2026 were US$11.5 million, compared with US$11.2 million and US$13.1 million in the second quarter of 2025 and first quarter of 2026. Excluding US$0.7 million foreign currency headwinds, research and development expenses were slightly lower than the same period of 2025. We continued to invest in a series of cutting-edge products as well as new technologies, including AI, to maintain our competitive edge against our peers. At the same time, we focused on refined research and development approaches, consistently evaluating resource efficiency to optimize return on investment and productivity.

Selling and Marketing Expenses

Selling and marketing expenses in the second quarter of 2026 were US$18.3 million, compared with US$12.1 million and US$16.6 million in the second quarter of 2025 and first quarter of 2026. The US$6.2 million year-over-year increase was primarily driven by US$2.9 million in new product launch campaigns and US$1.6 million in e-commerce platform charges, which increased in line with top-line growth. The remaining increase reflected US$0.7 million in sponsorships for new athletes, US$0.5 million related to the HYROX partnership, and US$0.5 million in physical retail and event booth activations.

General and Administrative Expenses

General and administrative expenses were US$6.2 million in the second quarter of 2026, compared with US$4.4 million and US$7.4 million in the second quarter of 2025 and first quarter of 2026. Out of the year-over-year increase of US$1.8 million, substantially all was due to foreign currency headwinds. We continued to streamline overhead, maintaining disciplined cost control while improving operating efficiency.

Operating Expenses

GAAP and adjusted operating expenses1 for the second quarter of 2026 were US$36.0 million and US$34.8 million, compared with US$27.6 million and US$26.4 million in the second quarter of 2025, and US$37.1 million and US$35.7 million in the first quarter of 2026. Out of the year-over-year increase of US$8.4 million of operating expenses, US$2.7 million was due to foreign currency impacts. The remaining US$5.7 million was primarily due to higher selling and marketing expenses as mentioned above. On a quarter-over-quarter basis, operating expenses decreased slightly. Looking ahead, we anticipate a decline in overall expenses levels as the pace of new product launches moderates.

1 Adjusted operating expenses represent operating expenses excluding (i) share-based compensation expenses and (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements. Please refer to the section titled “Reconciliation of GAAP and non-GAAP results” at the end of this press release.

Operating Income/(Loss)

GAAP and adjusted operating results2 were loss of US$12.3 million and US$11.1 million, compared with loss of US$6.1 million and US$4.9 million in the same quarter of 2025. Higher revenue and improved gross margin were offset by foreign currency headwinds, as well as increased investment in marketing and branding activities linking to new product launches in the quarter. As a result, the Company recorded an operating loss for the period, but the operating loss was narrowed compared with the first quarter of 2026. GAAP and adjusted operating results were loss of US$30.0 million and US$27.4 million in the first half of 2026, compared with loss of US$24.5 million and US$22.1 million in the same period of 2025. Out of operating loss in the first half of 2026, around US$4.5 million resulted from foreign currency headwinds, mainly due to appreciation of certain foreign currencies against the U.S. dollar.

Net Income/(Loss)

GAAP and adjusted net loss3 attributable to Zepp for the second quarter of 2026 was US$11.3 million and US$12.5 million, compared to GAAP and adjusted net loss of US$7.7 million and US$6.2 million in the same quarter of 2025. Higher revenue and improved gross margin were offset by foreign currency headwinds, together with increased investment in marketing and brand-building initiatives. As a result, the Company recorded a net loss for the period, but the loss was narrowed compared with the first quarter of 2026. Net loss were US$31.0 million in the first half of 2026, compared with loss of US$27.5 million in the same period of 2025. Out of net loss in the first half of 2026, around US$4.5 million resulted from foreign currency headwinds, mainly due to appreciation of certain foreign currencies against the U.S. dollar.

Liquidity and Capital Resources

As of June 30, 2026, cash and cash equivalents and restricted cash were US$106.3 million, increased by US$11.0 million and US$3.1 million compared with US$95.3 million and US$103.2 million as of June 30, 2025 and March 31, 2026. The cash balance increase was primarily driven by enhanced working capital efficiency, which more than offset the net loss recorded during the period.

2 Adjusted operating income/(loss) represents operating income/(loss) excluding: (i) share-based compensation expenses and (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements. See “Reconciliation of GAAP and non-GAAP results” at the end of this press release.

3 Adjusted net income/(loss) attributable to Zepp Health Corporation represents net income/(loss) excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements, (iii) gain/(loss) from fair value change of long-term investment, (iv) impairment loss from long-term investments, (v) income/(loss) from equity method investments, and (vi) tax effects of the above non-GAAP adjustments. See “Reconciliation of GAAP and non-GAAP results” at the end of this press release.

The Company recorded inventory of US$62.4 million as of June 30, 2026, which was flat compared with US$62.8 million as of March 31, 2026 and decreased compared with US$79.9 million as of June 30, 2025. We will continue to manage the inventory level tightly and working capital closely.

Long-term and short-term debt levels increased by US$6.2 million as of June 30, 2026 compared with March 31, 2026. The increase was entirely attributable to a rise in long-term debt, with a corresponding decrease in short-term debt. We remain committed to prudently managing our debt profile. Our primary objective is to maintain overall debt levels broadly stable while actively extending the maturity profile by replacing short-term borrowings with long-term debt. During the quarter, we successfully converted US$13.3 million of short-term debt into long-term obligations, and we expect to continue this strategy in the coming quarters, supported by sufficient financial headroom and liquidity capacity. Since the beginning of 2023, the Company has cumulatively retired US$40.2 million of debt, and will continue to optimize the capital structure for the Company.

Resignation of Director

The Company announces that Mr. Alain Lam has tendered his resignation as a director of the Company, with effect from September 1, 2026, in order to devote more time to his responsibilities at Xiaomi. Mr. Lam has confirmed that (i) he has no disagreement with the board of directors of the Company (the “Board”) and (ii) there is no matter in respect of his resignation that needs to be brought to the attention of the shareholders of the Company. Xiaomi will remain as a significant shareholder of the Company. The Company appreciates Mr. Lam's longstanding support and contributions and thanks him for his service on the Board.

Share Repurchase Program Update

The Company announced in its third quarter 2021 earnings release that the board had authorized a share repurchase program of up to US$20 million through November 2022. On November 21, 2022, the board authorized a 12-month extension of the Company’s share repurchase program. On November 20, 2023, the board further authorized the Company to extend its share repurchase program for another 12 months. On November 18, 2024, the board further authorized the Company to extend its share repurchase program for another 24 months. Pursuant to the extended share repurchase program, the Company may repurchase its shares in the form of ADSs and/or ordinary shares through November 2026 with an aggregate value equal to the remaining balance under the share repurchase program. As of June 30, 2026, the Company had used US$17.6 million to repurchase approximately 2.4 million ADSs. The Company expects to fund the repurchases under the extended share repurchase program out of its existing cash balance.

Outlook

For the third quarter of 2026, the Company’s management currently expects net revenues to be between US$68.0 million and US$73.0 million, compared with US$75.8 million in the third quarter of 2025.

This outlook is based on current market conditions and reflects the Company’s current and preliminary estimates of market, operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management team will hold a conference call at 9:30 p.m. Eastern Time on Tuesday, September 1, 2026 to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

US (Toll Free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945

Participants should dial in at least 10 minutes before the scheduled start time and ask to be connected to the call for “Zepp Health Corporation”.

Additionally, a live and archived webcast of the conference call will be available at http://ir.zepp.com.

A telephone replay will be available one hour after the call until September 8, 2026 by dialing:

US Toll Free:	+1-855-669-9658
International:	+1-412-317-0088
Replay Passcode:	5342073

About Zepp Health Corporation

Zepp Health Corporation (NYSE: ZEPP) is a global leader in smart wearables and health technology, empowering users to live their healthiest lives by optimizing their health, fitness, and wellness journeys through its leading consumer brands, Amazfit, Zepp Clarity, and Zepp Aura. Powered by its proprietary Zepp Digital Management Platform, which includes Zepp OS, AI chips, biometric sensors, and data algorithms, Zepp delivers cloud-based 24/7 actionable insights and guidance to help users attain their wellness goals. To date, Zepp has shipped over 200 million units and served more than 53 million users, and its products are available in more than 150 countries and regions. Zepp Health has team members and offices across the globe, especially in Europe and the United States.

Use of Non-GAAP Measures

We use adjusted net income/(loss), a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted operating expenses represent operating expenses excluding (i) share-based compensation expenses and (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements. Adjusted operating income/(loss) represents operating income/(loss) excluding: (i) share-based compensation expenses and (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements. Adjusted EBIT represents net income/(loss) excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements, (iii) gain/(loss) from fair value change of long-term investments, (iv) impairment loss from long-term investments, (v) income/(loss) from equity method investments, (vi) income tax (benefit)/expense, and (vii) interest income and interest expense. Adjusted net income/(loss) attributable to Zepp Health Corporation is a non-GAAP measure, which excludes (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements, (iii) gain/(loss) from fair value change of long-term investments, (iv) impairment loss from long-term investments, (v) income/(loss) from equity method investments, and (vi) tax effects of the above non-GAAP adjustments, and is used as the numerator in computation of adjusted net income/(loss) per share and per ADS attributable to Zepp Health Corporation.

We believe that adjusted EBIT and adjusted net income/(loss) attributable to Zepp Health Corporation help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in net income/(loss) and net income/(loss) attributable to Zepp Health Corporation. We believe adjusted EBIT and adjusted net income/(loss) attributable to Zepp Health Corporation provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted EBIT and adjusted net income/(loss) attributable to Zepp Health Corporation, should not be considered in isolation or construed as an alternative to net income/(loss), basic and diluted net income/(loss) per share and per ADS attributable to Zepp Health Corporation or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBIT and adjusted net income/(loss) attributable to ordinary shareholders, presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the recognition of the Company’s Amazfit-branded products; the Company’s growth strategies; trends and competition in global wearable technology market; changes in the Company’s revenues and certain cost or expense accounting policies; governmental policies relating to the Company’s industry and general economic conditions around the globe. Further information regarding these and other risks is included in the Company’s filings with the United States Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zepp Health Corporation

Grace Yujia Zhang

Email: ir@zepp.com

Piacente Financial Communications

Tel: +86-10-6508-0677

Email: zepp@tpg-ir.com

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2025	2026
	US$	US$
Assets
Current assets:
Cash and cash equivalents	57,046	69,661
Restricted cash	55,887	36,608
Accounts receivable, net	66,908	75,537
Amounts due from related parties	6,665	7,051
Inventories, net	72,756	62,434
Prepaid expenses and other current assets	34,263	31,221
Total current assets	293,525	282,512

Property, plant and equipment, net	5,662	5,449
Intangible asset, net	13,611	12,808
Goodwill	9,581	9,581
Long-term investments	220,047	227,821
Deferred tax assets	15,743	16,024
Amount due from related parties, non-current	991	-
Other non-current assets	3,718	3,346
Operating lease right-of-use assets	1,958	2,128
Total assets	564,836	559,669

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS - CONTINUED

(Amounts in thousands of U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2025	2026
	US$	US$
Liabilities
Current liabilities:
Accounts payable	80,768	87,979
Advance from customers	76	56
Amounts due to related parties	654	396
Accrued expenses and other current liabilities	37,527	37,182
Income tax payables	366	249
Notes payable	111,725	111,672
Short-term bank borrowings	55,728	76,842
Total current liabilities	286,844	314,376
Deferred tax liabilities	2,673	2,754
Long-term borrowings	59,475	56,397
Other non-current liabilities	209	108
Non-current operating lease liabilities	1,102	1,066
Total liabilities	350,303	374,701

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS - CONTINUED

(Amounts in thousands of U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2025	2026
	US$	US$
Equity
Ordinary shares	26	26
Additional paid-in capital	280,676	282,326
Treasury stock	(16,153)	(17,568)
Accumulated retained earnings/(loss)	(11,450)	(42,423)
Accumulated other comprehensive loss	(38,566)	(37,393)
Total equity	214,533	184,968
Total liabilities and equity	564,836	559,669

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended June 30,
	2025	2026
	US$	US$
Revenues	59,406	63,525
Cost of revenues	(37,915)	(39,797)
Gross profit	21,491	23,728
Operating expenses:
Selling and marketing	(12,050)	(18,288)
General and administrative	(4,384)	(6,200)
Research and development	(11,157)	(11,545)
Total operating expenses	(27,591)	(36,033)
Operating loss	(6,100)	(12,305)

Other income and expenses:
Interest income	295	465
Interest expense	(1,245)	(1,679)
Gain from fair value change of long-term investments	3	3,040
Other income/(expense), net	56	(14)
Loss before income tax and loss from equity method investments	(6,991)	(10,493)
Income tax expenses	(242)	(114)
Loss before loss from equity method investments	(7,233)	(10,607)
Net loss from equity method investments	(507)	(723)
Net loss attributable to Zepp Health Corporation	(7,740)	(11,330)

Basic and diluted net loss per share attributable to Zepp Health Corporation	(0.03)	(0.04)

Basic and diluted net loss per ADS (16 ordinary shares equal to 1 ADS)	(0.49)	(0.72)

Weighted average number of shares used in computing basic and diluted net loss per share	253,536,783	253,356,305

Zepp Health Corporation

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands of U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended June 30,
	2025	2026
	US$	US$
Total operating expenses	(27,591)	(36,033)
Share-based compensation expenses	482	715
Amortization of intangible assets resulting from acquisitions and business cooperation agreements	711	494
Total adjusted operating expenses	(26,398)	(34,824)

Operating loss	(6,100)	(12,305)
Share-based compensation expenses	482	715
Amortization of intangible assets resulting from acquisitions and business cooperation agreements	711	494
Adjusted operating loss	(4,907)	(11,096)

Net loss	(7,740)	(11,330)
Share-based compensation expenses	482	715
Amortization of intangible assets resulting from acquisitions and business cooperation agreements	711	494
Interest income	(295)	(465)
Interest expense	1,245	1,679
Gain from fair value change of long-term investments	(3)	(3,040)
Income tax expenses	242	114
Loss from equity method investments	507	723
Adjusted EBIT[4]	(4,851)	(11,110)

Net loss attributable to Zepp Health Corporation	(7,740)	(11,330)
Share-based compensation expenses	482	715
Amortization of intangible assets resulting from acquisitions and business cooperation agreements	711	494
Gain from fair value change of long-term investments	(3)	(3,040)
Tax effects on non-GAAP adjustments	(116)	(84)
Loss from equity method investments	507	723
Adjusted net loss attributable to Zepp Health Corporation	(6,159)	(12,522)

Adjusted basic and diluted net loss per share attributable to Zepp Health Corporation[5]	(0.02)	(0.05)

Adjusted basic and diluted net loss per ADS (16 ordinary shares equal to 1 ADS)	(0.39)	(0.79)

Weighted average number of shares used in computing adjusted basic and diluted net loss per share	253,536,783	253,356,305

Share-based compensation expenses included are as follows:
Selling and marketing	3	81
General and administrative	289	352
Research and development	190	282
Total	482	715

4 Adjusted EBIT is a non-GAAP financial measure, which is defined as net loss, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements, (iii) gain/(loss) from fair value change of long-term investments, (iv) impairment loss from long-term investments, (v) income/(loss) from equity method investments, (vi) income tax (benefit)/ expense, and (vii) interest income and interest expense.

5 Adjusted diluted net income/(loss) is the abbreviation of adjusted net (loss)/income attributable to Zepp Health Corporation, which is a non-GAAP measure and excludes (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements, (iii) gain/(loss) from fair value change of long-term investments, (iv) impairment loss from long-term investments, (v) income/(loss) from equity method investments and (vi) tax effects of the above non-GAAP adjustments, and is used as the numerator in computation of adjusted basic and diluted net loss per ADS attributable to Zepp Health Corporation.

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the Six Months Ended June 30,
	2025	2026
	US$	US$
Revenues	97,943	115,072
Cost of revenues	(62,091)	(71,907)
Gross profit	35,852	43,165
Operating expenses:
Selling and marketing	(25,891)	(34,928)
General and administrative	(10,902)	(13,555)
Research and development	(23,534)	(24,679)
Total operating expenses	(60,327)	(73,162)
Operating loss	(24,475)	(29,997)

Other income and expenses:
Interest income	876	796
Interest expense	(2,603)	(3,333)
(Loss)/gain from fair value change of long-term investments	(122)	3,117
Other income/(expense), net	60	(66)
Loss before income tax and loss from equity method investments	(26,264)	(29,483)
Income tax expenses	(352)	(328)
Loss before loss from equity method investments	(26,616)	(29,811)
Net loss from equity method investments	(865)	(1,162)
Net loss	(27,481)	(30,973)
Less: Net loss attributable to noncontrolling interest	-	-
Net loss attributable to Zepp Health Corporation	(27,481)	(30,973)

Basic and diluted net loss per share attributable to Zepp Health Corporation	(0.11)	(0.12)

Basic and diluted net loss per ADS (16 ordinary shares equal to 1 ADS)	(1.72)	(1.95)

Weighted average number of shares used in computing basic and diluted net loss per share	254,965,539	253,533,249

Zepp Health Corporation

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands of U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	For the Six Months Ended June 30,
	2025	2026
	US$	US$
Total operating expenses	(60,327)	(73,162)
Share-based compensation expenses	1,071	1,650
Amortization of intangible assets resulting from acquisitions and business cooperation agreements	1,346	984
Total adjusted operating expenses	(57,910)	(70,528)

Operating loss	(24,475)	(29,997)
Share-based compensation expenses	1,071	1,650
Amortization of intangible assets resulting from acquisitions and business cooperation agreements	1,346	984
Adjusted operating loss	(22,058)	(27,363)

Net loss	(27,481)	(30,973)
Share-based compensation expenses	1,071	1,650
Amortization of intangible assets resulting from acquisitions and business cooperation agreements	1,346	984
Interest income	(876)	(796)
Interest expense	2,603	3,333
Loss/(gain) from fair value change of long-term investments	122	(3,117)
Income tax expenses	352	328
Loss from equity method investments	865	1,162
Adjusted EBIT	(21,998)	(27,429)

Net loss attributable to Zepp Health Corporation	(27,481)	(30,973)
Share-based compensation expenses	1,071	1,650
Amortization of intangible assets resulting from acquisitions and business cooperation agreements	1,346	984
Loss/(gain) from fair value change of long-term investments	122	(3,117)
Tax effects on non-GAAP adjustments	(219)	(167)
Loss from equity method investments	865	1,162
Adjusted net loss attributable to Zepp Health Corporation	(24,296)	(30,461)

Adjusted basic and diluted net loss per share attributable to Zepp Health Corporation	(0.10)	(0.12)

Adjusted basic and diluted net loss per ADS (16 ordinary shares equal to 1 ADS)	(1.52)	(1.92)

Weighted average number of shares used in computing adjusted basic and diluted net loss per share	254,965,539	253,533,249

Share-based compensation expenses included are follows:
Selling and marketing	45	277
General and administrative	575	352
Research and development	451	1,021
Total	1,071	1,650